GENTOR RESOURCES, INC.

WHISTLEBLOWER POLICY (2011)

As  a public company, the  integrity,  transparency and  accountability of the financial, administrative and  management  practices  of Gentor  Resources,  Inc. (the “Corporation”)  is critical.  This information guides the decisions of the board of directors of the Corporation and is relied upon by shareholders of the Corporation and the financial markets.  For these reasons, it is critical  for  the Corporation  and  its  subsidiaries  to  maintain  a workplace where concerns regarding  questionable  business  practices  can  be raised  without fear of any discrimination,  retaliation or harassment.

All directors, officers, employees and consultants are encouraged to promptly report either orally or in  writing to  their  immediate  supervisor,  all evidence of  activity by a director,  officer, employee or consultant that may constitute any of the following:

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questionable accounting practices;

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inadequate internal accounting controls;

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the misleading or coercion of auditors;

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disclosure of fraudulent or misleading financial information; and

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instances of corporate fraud.

In instances where a satisfactory response is not received from your immediate supervisor, or if you are uncomfortable addressing your concerns to your supervisor, any senior officer of the  Corporation may be contacted.

In instances where a satisfactory response is not received from such senior officer, or if you are uncomfortable addressing your concerns to a senior officer, the Chairman of the audit committee of the board of directors of the Corporation may be contacted by mail, telephone or e-mail as follows:

Mr. Rudolph de Bruin

Little Chelsea No. 1

102 Curzon Road Bryanston

2191 South Africa

Phone: +27 11 707 4900

E-mail: rudolph@sepman.co.za

Anonymous written or telephone communications will be accepted.

You are encouraged to provide as much specific information as possible including names, dates, places and events that took place, your perception of why the incident(s) may be a violation, and what action you recommend be taken.

All  complaints  under  this  policy will be promptly and  thoroughly investigated,  and  all information disclosed during the course of the investigation will remain confidential, except as  necessary to conduct the investigation and take any remedial action and subject to applicable law.

All reports made to supervisors and senior officers in respect of matters specifically covered by this policy will be reported to the audit committee of the board of directors of the Corporation.

Any individual who in good faith reports such incidents described above will be protected from  threats of retaliation, harassment, discharge, or other types of discrimination including but not  limited to respecting compensation or terms and conditions  of employment, that are directly related to the disclosure of such reports.  If any employee or other person believes they have been unfairly or unlawfully retaliated against in respect of a report made by such employee or person under this policy, they may file a complaint with their supervisor or with a senior officer in instances where they are uncomfortable filing the complaint with their supervisor.  If such a person is uncomfortable filing the complaint with a supervisor or any senior officer, they may  file their complaint with the Chairman of the audit committee of the board of directors of the  Corporation.  The Corporation reserves the right  to  discipline any individual who makes an  accusation without a reasonable, good faith belief in the truth and accuracy of the information or who knowingly provides false information or makes false accusations, and such discipline may result in  termination  in the  case of  a director,  officer  or employee or termination  of the  consulting contract in the case of a consultant and, if warranted, legal proceedings.

All directors, officers, employees and consultants have a duty to co-operate in an investigation.   Should an individual fail to co-operate or provides false information in an investigation, the Corporation will take effective remedial action commensurate with the severity of the offence.   This action may include disciplinary measures up to and including termination in the case of a director, officer or employee or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings.